EXHIBIT 3.1

ARTICLES SUPPLEMENTARY

THE ROUSE COMPANY

The Rouse Company, a Maryland corporation (the “Company”), having its principal office in Columbia, Maryland, hereby certifies to the State Department of Assessments and Taxation of the State of Maryland (the “SDAT”) that:

FIRST:  Certain of the 50,000,000 shares of the Preferred Stock, par value $.01 per share, of the Company have heretofore been classified as follows:

(a)                                  400 shares classified as Floating Rate Cumulative Preferred Stock, Series B as set forth in the Articles of Amendment and Restatement of the Company accepted for record by the SDAT on May 27, 1988;

(b)                                 an aggregate of 4,505,168 shares classified as Series A Convertible Preferred Stock as set forth in Articles Supplementary of the Company accepted for record by the SDAT on February 17, 1993 and Articles Supplementary of the Company accepted for record by the SDAT on December 27, 1994;

(c)                                  37,362 shares classified as 10.25% Junior Preferred Stock, 1996 Series as set forth in Articles Supplementary of the Company accepted for record by the SDAT on June 11, 1996; and

(d)                                 4,600,000 shares classified as Series B Convertible Preferred Stock as set forth in Articles Supplementary of the Company accepted for record by the SDAT on February 21, 1997.

All of the foregoing are referred to herein collectively as the “Retired Preferred Stock.”

SECOND:  Pursuant to the authority vested in the board of directors of the Company in the charter of the Company, the board of directors of the Company has reclassified the Retired Preferred Stock into authorized but unissued Preferred Stock, par value $.01 per share, of the Company without designation as to class or series.  There are no shares of the Retired Preferred Stock currently outstanding.

THIRD:  The preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the Preferred Stock are set forth in Article FIFTH of the charter of the Company.

FOURTH:  The Articles Supplementary designating the Company’s Increasing Rate Cumulative Preferred Stock accepted for record by the SDAT on June 7, 1996, and the Articles Supplementary Amending the Articles Supplementary Designating Increasing Rate Cumulative Preferred Stock accepted for record by the SDAT on September 8, 2003 are not amended by these Articles Supplementary.

IN WITNESS WHEREOF, the Company has caused these Articles Supplementary to be signed in its name and on its behalf on this 6 day of May, 2004, by its Chairman of the Board, President and Chief Executive Officer.

ATTEST:	THE ROUSE COMPANY

/s/ Gordon H. Glenn	By:	/s/ Anthony W. Deering	(SEAL)
Gordon H. Glenn		Anthony W. Deering
Senior Vice President, General Counsel and Secretary		Chairman of the Board, President and Chief Executive Officer

THE UNDERSIGNED, Chairman of the Board, President and Chief Executive Officer of The Rouse Company, who executed on behalf of the Company the foregoing Articles Supplementary hereby acknowledges in the name and on behalf of the Company that the foregoing Articles Supplementary are the corporate act of the Company and hereby certifies that, to the best of his knowledge, information and belief and under penalties of perjury, the matters and facts set forth therein with respect to the authorization and approval thereof are true in all material respects.

By:	/s/ Anthony W. Deering
Anthony W. Deering
Chairman of the Board, President and Chief Executive Officer